SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

THIRD QUARTER OF 2012

RESULTS

Rio de Janeiro – October 26, 2012 – Petrobras today announces its consolidated results stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras reached U.S.$2,744 million in the third quarter of 2012 and U.S.$7,271 million in the nine-month period ended September 30, 2012. Adjusted EBITDA reached U.S.$7,087 million in the 3Q-2012, a 31% increase compared to the previous quarter, and U.S.$21,829 million in the nine-month period ended September 30, 2012.

Highlights

(in millions of U.S. dollars)
					For the nine-month period ended September 30,
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011		2012	2011	2012 X 2011 (%)

2,744	(685)	(501)	3,871	Consolidated net income/(loss) attributable to the shareholders of Petrobras	7,271	17,316	(58)
2,523	2,579	(2)	2,581	Total domestic and international oil and natural gas production (mbbl/d)	2,592	2,605
7,087	5,397	31	10,037	Adjusted EBITDA	21,829	29,512	(26)

The Company’s net income for the third quarter of 2012 was U.S.$2,744 million, mainly as a result of:

•         Upward adjustment in the domestic prices of gasoline and diesel in June and July 2012.

•         Improvement of refining performance indicators, reaching 98% of utilization of nominal capacity and 2% increase of feedstock processed, maximizing diesel production, with a view to decrease the need for imports.

•         The appreciation of the U.S. dollar relative to the Real did not impact our financial expenses significantly as in the previous quarter, since the exchange rate remained flat.

•         Lower expenses related to write-offs of dry or sub-commercial wells.

•         Crude oil production decreased primarily due to maintenance stoppages, partially offset by lower operational losses and by the benefits generated by the Operational Efficiency Increase Program (Programa de Aumento da Eficiência Operacional – PROEF) in the Campos Basin operational unit.

•         Production start-up of the Chinook deep water field in the Gulf of Mexico in September 2012, and of the Baleia Azul field in the pre-salt layer of the Campos Basin.

•         Higher operational costs generated by personnel expenses arising from the 2012 Collective Bargaining Agreement as well as maintenance expenses.

Comments from the CEO -

Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

We recorded net income of U.S.$2,744 million in the third quarter of 2012. The reversal over the previous quarter was due to the gasoline and diesel price increases in June and July, the upturn in diesel output in our refineries, reduced expenses from write-offs of dry or sub-commercial wells, and greater exchange rate stability. Although our results were, to a certain extent, an improvement, we continue working with persistence and focus to recover profitability and improve our performance. In this context, we presented the status of the Operating Costs Optimization Program (Procop). We have mapped opportunities in various operational macro-processes, which are currently being quantified and will be disclosed next December.

We are directing our best efforts towards developing production. Nevertheless, oil output fell this quarter due to longer-than-planned operational stoppages, especially in September. These stoppages are absolutely necessary to ensure operational safety and the sustainable recovery in production. However, we are confident that the results of the Increasing Operational Efficiency Program (PROEF) and the ramp-up of new production systems will help keep output stable in 2012 (variation of +/- 2%). PROEF’s first results in the Campos Basin Operating Unit (UO-BC) are highly encouraging – the program, launched in April this year, has already increased oil production by an average of 16,700 bpd  in the year. In November, we will launch PROEF in the Rio Operating Unit and we are confident the results will be as positive as they were in the UO-BC.

We continued to record excellent levels of operational efficiency in the refining segment, where capacity utilization reached 98% and diesel output moved up. We also reached an important milestone in the modernization of our refinery installations with the operational start-up of Repar’s coking unit and hydrotreater.

We also continued with our funding program for the Business and Management Plan (PNG). In an operation concluded at the beginning of October and characterized by strong demand, we tapped into the EUR and GBP markets for the second time, raising the equivalent of U.S.$3.3 billion for up to 11 years, at extremely attractive rates. At this point, I would just like to reemphasize that I will be closely monitoring the liquidity and leverage limits established by our Board of Directors, which are essential vectors for ensuring the financeability of the PNG.

We are very proud to have been included in the world’s most important sustainability index, the Dow Jones Sustainability Index (DJSI), for the seventh consecutive year, reaffirming our commitment to aligning integrated growth and sustainable development. Finally, I would like to reiterate that we are acting in a very determined, objective and pragmatic manner and I am absolutely certain that Petrobras will achieve the high level of competitiveness needed to ensure consistent returns for our shareholders in the coming years.

2

 FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators [1] [2] [3]

					For the nine-month period ended September 30,
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011	Income statement data (in millions of U.S. Dollars, except for per share data)	2012	2011	2012 X 2011 (%)

36,374	34,659	5	38,826	Sales revenues	108,443	109,661	(1)
8,915	8,157	9	12,260	Gross profit	28,523	36,706	(22)
4,240	2,689	58	7,425	Net income before financial results and income taxes	13,588	22,257	(39)
(281)	(3,263)	(91)	(3,193)	Financial income (expenses), net	(3,281)	(146)
2,744	(685)	(501)	3,871	Consolidated net income/(loss) attributable to the shareholders of Petrobras	7,271	17,316	(58)
0.21	(0.05)	(501)	0.30	Basic and diluted earnings per share [1]	0.56	1.33	(58)

				Other data
25	24	1	32	Gross margin (%) [2]	26	33	(7)
12	8	4	19	Operating margin (%) [3]	12	20	(8)
8	(2)	10	10	Net margin (%) [4]	7	16	(9)
7,087	5,397	31	10,037	Adjusted EBITDA - U.S.$ million [5]	21,829	29,512	(26)

				Net income by business segment (in millions of U.S. dollars)
5,331	5,440	(2)	6,311	. Exploration & Production	17,808	18,538	(4)
(2,789)	(3,584)	(22)	(1,932)	. Refining, Transportation and Marketing	(8,973)	(3,429)	162
173	46	276	834	. Gas & Power	618	1,609	(62)
(21)	(56)	(63)	(42)	. Biofuel	(102)	(71)	44
204	239	(15)	186	. Distribution	650	545	19
445	22		130	. International	1,025	1,012	1
(892)	(2,716)	(67)	(1,567)	. Corporate	(3,798)	(254)

10,417	10,520	(1)	11,402	Capital expenditures and investments (in millions of U.S.dollars)	31,131	31,031

				Financial and economic indicators
109.61	108.19	1	113.46	Brent crude (U.S.$/bbl)	112.09	111.93
2.03	1.96	4	1.64	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.92	1.63	18
2.03	2.02		1.85	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.03	1.85	10
7.79	8.87	(1)	12.20	Selic interest rate – average (%)	8.98	11.79	(3)

				Average Price indicators
94.15	92.40	2	102.26	Domestic basic oil products price (U.S.$/bbl)	95.45	101.86	(6)
				Sales price - Brazil
101.80	104.29	(2)	102.86	. Crude oil (U.S.$/bbl) [6]	106.00	101.95	4
47.73	47.77		54.62	. Natural gas (U.S.$/bbl) [7]	49.11	52.74	(7)
				Sales price - International
90.42	93.48	(3)	88.71	. Crude oil (U.S.$/bbl)	94.71	88.96	6
17.45	20.34	(14)	15.92	. Natural gas (U.S.$/bbl)	19.33	15.87	22

1 Net income per share calculated based on the weighed average number of shares.

2 Gross margin equals sales revenues less cost of sales divided by sales revenues.

3 Operating margin equals net income before financial income (expenses), net and income taxes divided by sales revenues.

4 Net margin equals net income divided by sales revenues.

5 Adjusted EBITDA equals net income plus depreciation, depletion and amortization; financial income (expenses), net; equity in results of non-consolidated companies; and income taxes. Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS. We provide our Adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA Statement by Segment on page 21 for a reconciliation of our Adjusted EBITDA.

6 Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

7 As of September 2011, we have reviewed natural gas realization prices previous values.

3

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2012 COMPARED TO THE

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2011

Virtually all of the revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the U.S. dollar strengthens relative to Real, as it did in the nine-month period ended September 30, 2012 (14.9% impact) the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the U.S. dollar against the Real affects the line items discussed below in different ways.

Gross Profit

Gross profit reached U.S.$28,523 million in the nine-month period ended September 30, 2012, a 22% decrease compared to U.S.$36,706 million in 2011, mainly due to:

➢ Sales revenues, which decreased by 1% to U.S.$108,443 million in the nine-month period ended September 30, 2012 compared to U.S.$109,661 million in 2011 due to the appreciation of the U.S. dollar.

Excluding the exchange variation effect, sales revenues were 16% higher, reflecting:

•   Higher export prices and domestic prices for oil products that were adjusted to reflect the depreciation of the Real (14.9% impact);

•   7% increase in domestic demand, mainly of gasoline (19 % increase in sales volume), reflecting its higher competitive advantage relative to ethanol, diesel (6%) and jet fuel (6%), partially offset by lower exports volumes due to higher feedstock processed and to the lower crude oil production;

•   Upward adjustment in the prices of gasoline and diesel for the domestic market in November 2011, June 2012 and July 2012.

➢ Cost of sales, which increased by 10% to U.S.$79,920 million in the nine-month period ended September 30, 2012 compared to U.S.$72,955 million in 2011. Excluding the exchange variation effect, the cost of sales was 29% higher due to:

•      7 % increase in the domestic oil products sales volume, the greater part of which was met by imports;

•    The impact of the depreciation of the Real on imports of crude oil and oil products, as well as on production taxes;

•    Higher depreciation, depletion and amortization costs due to the operational start-up of new plants.

Net income before financial results and income taxes

Net income before financial results and income taxes decreased by 39% to U.S.$13,588 million in the nine-month period ended September 30, 2012 compared to U.S.$22,257 million in 2011, due to the lower gross profit and higher operating expenses, mainly as a result of:

•    Higher exploration costs (U.S.$1,153 million), reflecting higher write-offs of dry or sub-commercial wells in the second quarter of 2012, partially offset by;

•    Lower selling expenses, administrative and general expenses and other operating expenses when expressed in U.S. dollars due to the appreciation of the U.S dollar relative to the Real, but increased excluding the exchange variation effect as a result of:

•  Selling expenses: higher freight expenses driven by higher sales volumes and also by higher personnel expenses arising from the 2011 and 2012 Collective Bargaining Agreements;

•  Administrative and general expenses: higher personnel expenses arising from the 2011 and 2012 Collective Bargaining Agreements, larger workforce and increased third-party technical services;

•  Other operating expenses: higher losses from legal and administrative proceedings provided for as well as allowances for marking inventories to market value.

A breakdown of other operating expenses by segment is included on page 22.

Financial Income (Expenses), Net

Net financial expense of U.S.$3,281 million in the nine-month period ended September 30, 2012, compared to a net financial expense of U.S.$146 million in 2011, mainly due to exchange and monetary losses on higher net debt as a result of the appreciation of the U.S. dollar relative to the Real.

Consolidated net income/(loss) attributable to the shareholders of Petrobras

Consolidated net income attributable to the shareholders of Petrobras reached U.S.$7,271 million in the nine-month period ended September 30, 2012, a 58% decrease compared to U.S.$17,316 million in the nine-month period ended September 30, 2011, reflecting higher financial expenses and lower net income before financial results and income taxes as described above.

4

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

In the computation of the results by business segment, transactions carried out with third parties and transfers between business segments are factored in. Inter-segment transactions are valued using internal transfer prices that are defined between business segments, using methodologies that are premised on market parameters.

We provide below the financial information from our different operating segments and related operating information.

EXPLORATION & PRODUCTION
(U.S.$ million)

Exploration & Production net income for the nine-month period ended September 30, 2012 decreased US$730 million compared to 2011 when expressed in U.S. dollars. Excluding the exchange variation effect, net income for this segment increased, primarily due to higher domestic oil sales/transfer prices, reflecting the depreciation of the Real.

This effect was partially offset by increased production taxes and higher write-offs of dry or sub-commercial wells mainly drilled between 2009 and 2012 at higher costs, especially in areas of new exploratory frontiers.

The spread between the average domestic oil sale/transfer price and the average Brent price diminished from U.S.$9.98/bbl in 2011 to U.S.$6.09/bbl in 2012.

	For the nine-month period ended September 30,
Production – Brazil (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

Crude oil and NGLs	1,980	2,013	(2)
Natural gas [8]	367	350	5
Total	2,347	2,363	(1)

Total production decreased 1% in the period mainly due to operational stoppages, partially offset by higher production in the Uruguá and Lula fields and by the production start-up of the Tambaú and Baleia Azul fields.

________________________

(*) Not revised.

8 Does not include LNG. Includes reinjected gas.

5

 FINANCIAL HIGHLIGHTS

	For the nine-month period ended September 30,
Lifting Cost - Brazil (*)	2012	2011	2012 X 2011 (%)

U.S.$/barrel:
Excluding production taxes	13.91	12.63	10
Including production taxes	34.03	32.25	6

Lifting Cost - Excluding production taxes

Our lifting cost in Brazil, excluding production taxes, increased by 10% in the nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011. Excluding the impact of the appreciation of the U.S. dollar, our lifting cost increased by 22% due to operational costs generated by higher well maintenances and interventions in the Marlim, Albacora, Albacora Leste fields, partly related to the Operational Efficiency Increase Program (Programa de Aumento da Eficiência Operacional – PROEF), as well as Marlim Leste, Marlim Sul and Roncador fields. The increase in our lifting cost also reflects higher personnel expenses arising from the 2011 and 2012 Collective Bargaining Agreements.

Lifting Cost - Including production taxes

Our lifting cost in Brazil, including production taxes, increased by 6% in the nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011. Excluding the impact of the appreciation of the U.S. dollar, our lifting cost increased by 11%, due to the changes at the lifting cost excluding production taxes mentioned above.

________________________

(*) Not revised.

6

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

(U.S.$ million)

The increase in the net loss for our RTM segment was due to higher crude oil acquisition/transfer costs and increased costs related to imports of oil products, reflecting the appreciation of U.S. dollar relative to the Real and the greater share of imports of oil products in the sales mix.

These effects were partially offset by higher oil products sales prices (both domestic and exports) and by the 6% increase in oil products output.

	For the nine-month period ended September 30,
Imports and Exports of Crude Oil and Oil Products (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

Crude oil imports	361	356	1
Oil products imports	409	384	7
Imports of crude oil and oil products	770	740	4
Crude oil exports [9]	408	450	(9)
Oil products exports	198	208	(5)
Exports of crude oil and oil products [10]	606	658	(8)
Exports (imports) net of crude oil and oil products	(164)	(82)	100
Other exports	8	2	300

Lower crude oil production along with increased feedstock processed decreased the availability for exports.

Higher imports of crude oil, with ongoing efforts to match our oil products production profile with the domestic market demand and reduce imports of oil products. Notwithstanding, imports of oil products were still higher than 2011, mainly gasoline and diesel due to the market increase.

________________

(*) Not revised.

  9 Includes crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

10 Starting from the second quarter of 2012, this number only includes volumes delivered to third parties. We have adjusted the 2011 numbers for comparison purposes.

7

FINANCIAL HIGHLIGHTS

	For the nine-month period ended September 30,
Refining Operations (mbbl/d)(*)	2012	2011	2012 X 2011 (%)

Output of oil products	1,992	1,878	6
Installed capacity [11]	2,013	2,007
Utilization of nominal capacity (%)	96	92	4
Feedstock processed – Brazil	1,935	1,852	4
Domestic crude oil as % of total feedstock processed	82	82	-

The daily feedstock processed increased in the nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011 due to the higher utilization of distillation units driven by a decrease in maintenance scheduled stoppages.

	For the nine-month period ended September 30,
Refining Cost – Brazil (*)	2012	2011	2012 X 2011 (%)

Refining cost (U.S.$/barrel)	4.25	5.06	(16)

Our refining cost in Brazil decreased by(16% in the nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011.  Excluding the impact of the appreciation of the U.S. dollar, our refining cost in Brazil decreased by 2% in the period due to lower expenses associated with scheduled stoppages, partially offset by increased personnel expenses arising from the 2011 and 2012 Collective Bargaining Agreements.

________________

(*)Not revised.

11 As registered by the National Petroleum, Gas and Biofuel Agency (ANP).

8

FINANCIAL HIGHLIGHTS

GAS & POWER

(U.S.$ million)

The decrease in the net income of this segment was mainly due to lower margins of natural gas sales resulting from the appreciation of the U.S. dollar on import costs, as well as higher participation of LNG in the sales mix to meet growing thermoelectric demand, besides the positive effect of tax credits (U.S.$388 million, post-tax) in 2011.

These effects were partially offset by higher electricity generation revenues and increased sales volumes in the electricity free-market.

	For the nine-month period ended September 30,
Physical and Financial Indicators (*)	2012	2011	2012 X 2011 (%)
Sales of electricity (contracts) – average MW	2,303	1,927	20
Generation of electricity – average MW	1,826	696	162
Differences settlement price - U.S.$/MWH [12]	58	15	287
Imports of LNG (mbbl/d)	49	13	277
Imports of Gas (mbbl/d)	165	170	(3)

The increase in electricity sales (20%) was due to an increase in available proved capacity.

The 162% increase in the electricity generation and the 287% increase in the differences settlement price (price of electricity in the spot market) was due to lower rainfall levels.

The 277% increase in LNG imports aimed at meeting the thermoelectric demand.

________________________

(*)Not revised.

12 Weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

9

FINANCIAL HIGHLIGHTS

BIOFUELS

(U.S.$ million)

Changes in auction rules in the last quarter of 2011 contributed to offset losses on biodiesel operations in 2012. However, the reduced losses were more than offset by negative results in invested companies and by an increase in research and development expenses related mainly to second generation ethanol.

DISTRIBUTION

(U.S.$ million)

The net income of our Distribution Segment increased by 19%. Excluding the appreciation of the U.S. dollar relative to Real, gross margins increased by 12% driven by the negative impact of the volatility of ethanol prices in 2011, which caused losses related to sale of inventories previously purchased at higher costs. The 3% increase in sales volume and improved operational efficiency also had positive impact.

	For the nine-month period ended September 30,
	2012	2011	2012 X 2011 (%)

Market Share 13 (*)	37.9%	39.1%	(1)

________________________

(*)Not revised.

13 Our market share in the Distribution Segment in Brazil based on Petrobras Distribuidora’s estimates.

10

FINANCIAL HIGHLIGHTS

INTERNATIONAL

(U.S.$ million)

Net income for our International segment experienced a marginal increase in the nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011. Higher sales volumes in markets that practice international prices had a positive effect on average realization prices, which was partially offset by the beginning of tax oil charges in Nigeria (U.S.$358 million) throughout 2011, as well as allowance for marking inventory to market value (U.S.$96 million) and by expenses arising from the Pasadena settlement (U.S.$73 million).

	For the nine-month period ended September 30,
Production – International (mbbl/d) 14 (*)	2012	2011		2012 X 2011 (%)

Consolidated international production
Crude oil and NGLs	142	137	[15]	4
Natural gas	96	96		-
Total	238	233	[15]	2
Non-consolidated international production	7	9		(22)
Total international production	245	242	[15]	1

International consolidated crude oil and NGL production increased due largely to operations in the United States, specifically with the production start-up of the Cascade field in February 2012, the restart of operations at the Coulomb field in October 2011 (as determined by Shell, the operator of the field) and production start-up of a new production well in the Cottonwood field. These effects were partially offset by lower production in Colombia due to the termination of partnership agreements in Hobo and Caguan in December 2011 and Upia in February 2012.

Natural gas production was flat during the period.

________________________

(*)Not revised.

14 Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

15 Values for Nigeria were reviewed for previous periods.

11

FINANCIAL HIGHLIGHTS

	For the nine-month period ended September 30,
Lifting Cost - International (U.S.$/barrel) (*)	2012	2011		2012 X 2011 (%)

	8.47	6.69	[16]	27

The international lifting cost was higher in the nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011 due to production start-up costs in the Cascade field in the United States in February 2012, to contractual upward price adjustments of third-party services as well as increased well interventions and maintenances in mature Argentine fields.

	For the nine-month period ended September 30,
Refining Operations - International (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

Feedstock processed	183	184	(1)
Output of oil products	197	197
Installed capacity	231	231
Utilization of nominal capacity (%)	72	68	4

The decrease in the feedstock processed in the nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011 was due to the disposal of the San Lorenzo Refinery in Argentina in May 2011, partially offset by the higher feedstock processed in Japan to meet higher local demand (after the March 2011 earthquake) and by the increase in output in the United States due to scheduled stoppages in the fluid catalytic cracking unit (FCC) between March and May 2011.

	For the nine-month period ended September 30,
Refining Cost – International (U.S.$/barrel) (*)	2012	2011	2012 X 2011 (%)

	3.78	4.96	(24)

International refining cost decreased in the nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011 due to lower maintenance and scheduled stoppages expenses in the Pasadena Refinery in the United States.

________________________

(*)Not revised.

16Values for Nigeria were reviewed for previous periods.

12

FINANCIAL HIGHLIGHTS

Sales Volumes – (mbbl/d) (*)

	For the nine-month period ended September 30,
	2012	2011	2012 X 2011 (%)
Diesel	921	871	6
Gasoline	557	469	19
Fuel oil	77	82	(6)
Naphtha	168	162	4
LPG	224	223
Jet fuel	106	100	6
Others	199	191	4
Total oil products	2,252	2,098	7
Ethanol and other products	80	86	(7)
Natural gas	340	305	11
Total domestic market	2,672	2,489	7
Exports	614	661	(7)
International sales	512	541	(5)
Total international market	1,126	1,202	(6)
Total	3,798	3,691	3

Our domestic sales volumes increased 7% in the nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011, primarily due to:

•         Diesel (increase of 6%) – mainly due to growth in the retail sector, along with higher thermoelectric consumption in the northern region of Brazil;

•         Gasoline (increase of 19%) – mainly due to a significant increase in the flex-fuel automotive fleet, the competitive gasoline prices compared to ethanol prices in most Brazilian federal states and the reduction of the hydrated ethanol content on Type C gasoline (from 25% to 20%) beginning in October 2011;

•         Fuel oil (decrease of 6%) – due to a partial transition to natural gas at thermoelectric power plants and in the industrial sector;

•         Jet fuel (increase of 6%) – due to demand growth in the aviation sector;

•         Natural gas (increase of 11%) –due to higher thermoelectric demand resulting from lower water reservoir levels at hydroelectric power plants.

________________________

(*)Not revised.

13

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents

At September 30, 2012, we had cash and cash equivalents of U.S.$14,866 million compared to U.S.$19,057 million at December 31, 2011.

Net cash provided by operating activities decreased from U.S.$25,761 million in the nine-month period ended September 30, 2011 to U.S.$22,213 million in the nine-month period ended September 30, 2012. Excluding the effects of the appreciation of the U.S. dollar, net cash provided by operating activities remained flat as part of the negative effects on the 2012 results, such as exchange and monetary variation on debt, write-offs of dry wells and depreciation did not affect the cash and cash equivalents of the Company in the period. In addition, the lower variation on equity items, accounts receivables and inventories contributed for the maintenance of cash provided by operating activities.

Net cash used in investing activities increased from U.S.$25,486 million to U.S.$28,117 million, the greater part of which invested in Exploration & Production (U.S.$15,630 million) and Refining, Transportation and Marketing (U.S.$9,515 million) activities.

Cash provided by the issuance of debt (U.S.$18,857 million) along with operating activities (U.S.$22,213 million) sourced part of our capital expenditures needs, repayment of debts and payment of dividends, hence U.S.$4,191 million from our cash and cash equivalents were used.

Our adjusted cash and cash equivalents17 reached U.S.$25,913 million at September 30, 2012, which includes government securities with maturity of more than 90 days of U.S.$11,047 million, 23% higher compared to U.S.$8,948 million at December 31, 2011.

	U.S.$ million

	09.30.2012	12.31.2011
Cash and cash equivalents	14,866	19,057
Government securities	11,047	8,948
Adjusted cash and cash equivalents [17]	25,913	28,005

________________________

17 Our adjusted cash and cash equivalents are not computed in accordance with IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. At September 30, 2012 our adjusted cash and cash equivalents comprised long-term National Treasury Notes in the amount of US$2,983 million, previously pledged as security for the Terms of Financial Commitment with Petros, which were replaced by a crude oil and/or oil products deposit from the inventory of the Company in July, 2012.

14

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

U.S. $ million
	For the nine-month period ended September 30,
	2012	%	2011	%	Δ%
Exploration & Production	16,131	52	14,857	48	9
Refining, Transportation and Marketing	10,635	34	11,524	37	(8)
Gas & Power	1,454	5	1,784	6	(18)
International	1,833	6	1,748	6	5
Exploration & Production	1,697	94	1,542	88	10
Refining, Transportation and Marketing	94	4	146	8	(36)
Gas & Power	3	0	29	2	(90)
Distribution	35	2	22	1	59
Other	4	0	9	1	(56)
Distribution	457	1	441	1	4
Biofuel	21	0	182	1	(88)
Corporate	600	2	495	1	21
Total capital expenditures and investments	31,131	100	31,031	100

In line with its strategic objectives, the Company operates through joint ventures with other companies, both in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

Currently, the Company is a member of 88 consortiums in Brazil, of which it operates 65. Petrobras is a member of 148 partnerships abroad, of which it operates 89.

In the nine-month period ended September 30, 2012, we invested an amount of U.S.$31,131 million, primarily aiming at increasing production, modernizing and expanding our refineries, as well as integrating and expanding our transportation network through pipelines and distribution systems.

15

FINANCIAL HIGHLIGHTS

Consolidated debt

	U.S.$ million

	09.30.2012	12.31.2011	Δ%
Current debt [18]	7,555	10,111	(25)
Long-term debt [18]	84,318	72,816	16
Total	91,873	82,927	11
Cash and cash equivalents	14,866	19,057	(22)
Government securities (maturity of more than 90 days)	11,047	8,948	23
Adjusted cash and cash equivalents	25,913	28,005	(7)
Net debt [19]	65,960	54,922	20
Net debt/(net debt + shareholder's equity)	28%	24%	4
Total net liabilities [20]	292,554	291,405
Capital structure
(Net third parties capital / total net liabilities)	42%	39%	3
Net debt/EBITDA ratio	2.27	1.47	54

At September 30, 2012 the net debt of Petrobras and its consolidated subsidiaries in U.S. dollars was 20% higher than at December 31, 2011, due to long-term debt funding, decreased cash and cash equivalents and to an impact of 7.6% from the appreciation of the U.S. dollar relative to the Real.

________________________

18 Includes finance lease obligations (Current debt: U.S.$21 million on September 30, 2012 and U.S.$44 million on December 31, 2011; long-term debt: U.S.$92 million on September 30, 2012 and U.S.$98 million on December 31, 2011).

19 Our net debt is not computed in accordance with IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

20 Total liabilities net of cash and cash equivalents and financial investments.

16

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement – Consolidated

U.S.$ million
				Jan-Sep
3Q-2012	2Q-2012	3Q-2011		2012	2011

36,374	34,659	38,826	Sales revenues	108,443	109,661
(27,459)	(26,502)	(26,566)	Cost of sales	(79,920)	(72,955)
8,915	8,157	12,260	Gross profit	28,523	36,706
			Income (expenses)
(1,248)	(1,197)	(1,414)	Selling expenses	(3,776)	(4,013)
(1,252)	(1,272)	(1,334)	Administrative and general expenses	(3,768)	(3,824)
(637)	(1,740)	(479)	Exploration costs	(2,949)	(1,796)
(289)	(219)	(410)	Research and development expenses	(801)	(1,035)
(85)	(86)	(100)	Other taxes	(255)	(316)
(1,164)	(954)	(1,098)	Other operating income and expenses, net	(3,386)	(3,465)
(4,675)	(5,468)	(4,835)		(14,935)	(14,449)
4,240	2,689	7,425	Net Income before financial results and income taxes	13,588	22,257
484	835	1,119	Financial income	1,995	3,306
(540)	(444)	(307)	Financial expense	(1,473)	(895)
(225)	(3,654)	(4,005)	Monetary and exchange variation	(3,803)	(2,557)
(281)	(3,263)	(3,193)	Financial income (expenses), net	(3,281)	(146)

95	(217)	(243)	Equity in results of non-consolidated companies	(45)	177
4,054	(791)	3,989	Income before income taxes	10,262	22,288
(1,276)	(162)	(763)	Income taxes	(3,104)	(5,200)
2,778	(953)	3,226	Net income	7,158	17,088
			Net income (loss) attributable to:
2,744	(685)	3,871	Shareholders of Petrobras	7,271	17,316
34	(268)	(645)	Non-controlling interests	(113)	(228)
2,778	(953)	3,226		7,158	17,088

17

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million

	09.30.2012	12.31.2011
Current assets	61,955	63,102
Cash and cash equivalents	14,866	19,057
Marketable securities	11,166	8,961
Accounts receivable, net	11,576	11,756
Inventories	14,949	15,165
Recoverable taxes	6,212	5,358
Other current assets	3,186	2,805

Non-current assets	256,512	256,308
Long-term receivables	18,596	23,447
Accounts receivable, net	3,145	3,253
Marketable securities	314	3,064
Restricted deposits for legal proceedings and guarantees	1,579	1,575
Deferred tax assets	8,737	10,689
Advances to suppliers	3,056	3,141
Other long-term receivables	1,765	1,725
Investments	5,984	6,530
Property, plant and equipment, net	191,395	182,465
Intangible assets	40,537	43,866

Total assets	318,467	319,410

LIABILITIES	U.S.$ million

	09.30.2012	12.31.2011
Current liabilities	31,639	36,364
Current debt	7,555	10,111
Trade accounts payable	12,971	11,863
Taxes payable	5,181	5,847
Dividends payable		2,067
Payroll and related charges	1,999	1,696
Employee’s postretirement benefits obligation – pension and health care	737	761
Other current liabilities	3,196	4,019
Non-current liabilities	117,102	105,936
Long-term debt	84,318	72,816
Deferred tax liabilities	17,883	17,736
Employee’s postretirement benefits obligation – pension and health care	9,133	8,878
Provision for decommissioning cost	4,314	4,712
Legal proceedings provisions	773	726
Other non-current liabilities	681	1,068

Shareholders’ equity	169,726	177,110
Paid in capital	107,362	107,355
Reserves/Net income for the year	61,285	68,483
Non-controlling interests	1,079	1,272
Total liabilities and shareholders’ equity	318,467	319,410

18

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

U.S.$ Million

				For the nine-month period ended September 30,
3Q-2012	2Q-2012	3Q-2011		2012	2011

2,744	(685)	3,871	Net income/(loss) attributable to the shareholders of Petrobras	7,271	17,316
5,325	6,294	5,463	(+) Adjustments for:	14,942	8,445
2,847	2,708	2,612	Depreciation, depletion and amortization	8,241	7,255
655	3,640	5,169	Exchange variation, monetary and financial charges	4,011	3,786
34	(268)	(645)	Non-controlling interest	(113)	(228)
(95)	217	243	Equity in the results of non-consolidated companies	45	(177)
(18)	45	55	Losses (gains) on disposal of non-current assets	71	353
881	(274)	(558)	Deferred income taxes, net	1,926	1,962
416	1,394	165	Dry hole costs	2,118	931
84	392	235	Impairment	557	462
(648)	(557)	(660)	Inventories	(1,913)	(4,594)
(209)	(347)	(760)	Accounts receivable	(649)	(2,057)
1,492	606	905	Trade accounts payable	1,827	2,138
406	275	268	Employee's postretirement benefits obligation - Pension and Health Care	1,095	762
(701)	(930)	(807)	Taxes payable	(1,282)	(1,074)
181	(607)	(759)	Other assets and liabilities	(992)	(1,074)
8,069	5,609	9,334	(=) Net cash provided by operating activities	22,213	25,761
(8,045)	(10,276)	(8,073)	(-) Net cash used in investing activities	(28,117)	(25,486)
(9,748)	(9,943)	(10,740)	Investments in operating segments	(29,068)	(29,345)
1,703	(333)	2,667	Investments in marketable securities	951	3,859
24	(4,667)	1,261	(=) Net cash flow	(5,904)	275
1,863	(2,775)	(2,578)	(-) Net cash provided (used) in financing activities	2,730	1,302
6,762	3,885	3,753	Proceeds from borrowings	18,857	17,081
(3,396)	(3,669)	(3,074)	Repayment of principal	(9,096)	(7,056)
(1,501)	(981)	(1,803)	Repayment of interest	(3,807)	(3,651)
(7)	(2,042)	(1,462)	Dividends paid	(3,272)	(5,092)
5	32	8	Acquisition of non-controlling interest	48	20
(41)	(1,438)	(2,743)	(+) Effect of exchange rate changes on cash and cash equivalents	(1,017)	(1,594)
1,846	(8,880)	(4,060)	(=) Net increase (decrease) in cash and cash equivalents in the period	(4,191)	(17)
13,020	21,900	21,698	Cash and cash equivalents at beginning of period	19,057	17,655
14,866	13,020	17,638	Cash and cash equivalents at the end of period	14,866	17,638

See also the analysis of cash flow on page 14 – Liquidity and Capital Resources.

19

FINANCIAL HIGHLIGHTS

Consolidated Income Statement by Segment

	For the nine-month period ended September 30, 2012 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Sales revenues	56,280	88,714	8,311	328	29,821	13,636		(88,647)	108,443
Intersegments	55,670	28,098	1,205	244	567	2,863		(88,647)
Third parties	610	60,616	7,106	84	29,254	10,773			108,443
Cost of sales	(25,039)	(98,623)	(6,668)	(346)	(27,183)	(10,640)		88,579	(79,920)
Gross profit	31,241	(9,909)	1,643	(18)	2,638	2,996		(68)	28,523
Income (expenses)	(4,266)	(3,452)	(841)	(86)	(1,653)	(1,047)	(3,722)	132	(14,935)
Selling, administrative and general expenses	(387)	(2,424)	(708)	(49)	(1,629)	(673)	(1,806)	132	(7,544)
Exploration costs	(2,742)					(207)			(2,949)
Research and development expenses	(376)	(158)	(19)	(27)	(1)		(220)		(801)
Other taxes	(41)	(49)	(30)	(1)	(10)	(68)	(56)		(255)
Other operating income and expenses, net	(720)	(821)	(84)	(9)	(13)	(99)	(1,640)		(3,386)
Net income before financial results and income taxes	26,975	(13,361)	802	(104)	985	1,949	(3,722)	64	13,588
Financial income (expenses), net							(3,281)		(3,281)
Equity in results of non-consolidated companies	(1)	(153)	119	(34)	1	25	(2)		(45)
Income before income taxes	26,974	(13,514)	921	(138)	986	1,974	(7,005)	64	10,262
Income taxes	(9,170)	4,541	(271)	36	(336)	(883)	3,000	(21)	(3,104)
Net income	17,804	(8,973)	650	(102)	650	1,091	(4,005)	43	7,158
Net income attributable to:
Shareholders of Petrobras	17,808	(8,973)	618	(102)	650	1,025	(3,798)	43	7,271
Non-controlling interests	(4)		32			66	(207)		(113)

	17,804	(8,973)	650	(102)	650	1,091	(4,005)	43	7,158

	For the nine-month period ended September 30, 2011 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Sales revenues	55,113	89,739	7,333	227	33,225	12,492		(88,468)	109,661
Intersegments	54,726	29,165	984	198	569	2,826		(88,468)
Third parties	387	60,574	6,349	29	32,656	9,666			109,661
Cost of sales	(23,926)	(91,782)	(4,020)	(259)	(30,534)	(9,787)		87,353	(72,955)
Gross profit	31,187	(2,043)	3,313	(32)	2,691	2,705		(1,115)	36,706
Income (expenses)	(3,105)	(3,075)	(1,156)	(82)	(1,866)	(1,567)	(3,733)	135	(14,449)
Selling, administrative and general expenses	(364)	(2,392)	(802)	(47)	(1,800)	(697)	(1,827)	92	(7,837)
Exploration costs	(1,549)					(247)			(1,796)
Research and development expenses	(571)	(170)	(58)	(9)	(4)		(223)		(1,035)
Other taxes	(33)	(35)	(54)	(1)	(21)	(71)	(101)		(316)
Other operating income and expenses, net	(588)	(478)	(242)	(25)	(41)	(552)	(1,582)	43	(3,465)
Net income before financial results and income taxes	28,082	(5,118)	2,157	(114)	825	1,138	(3,733)	(980)	22,257
Financial income (expenses), net							(146)		(146)
Equity in results of non-consolidated companies		(48)	192	4	4	23	2		177
Income before income taxes	28,082	(5,166)	2,349	(110)	829	1,161	(3,877)	(980)	22,288
Income taxes	(9,554)	1,729	(732)	39	(284)	(132)	3,388	346	(5,200)
Net income	18,528	(3,437)	1,617	(71)	545	1,029	(489)	(634)	17,088
Net income attributable to:
Shareholders of Petrobras	18,538	(3,429)	1,609	(71)	545	1,012	(254)	(634)	17,316
Non-controlling interests	(10)	(8)	8			17	(235)		(228)

	18,528	(3,437)	1,617	(71)	545	1,029	(489)	(634)	17,088

20

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment

	For the nine-month period ended September 30, 2012 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Net income	17,804	(8,973)	650	(102)	650	1,091	(4,005)	43	7,158
Depreciation, depletion and amortization	4,844	1,504	697	15	151	767	263		8,241
Financial income (expenses), net							3,281		3,281
Equity in results of non-consolidated companies	1	153	(119)	34	(1)	(25)	2		45
Income taxes	9,170	(4,541)	271	(36)	336	883	(3,000)	21	3,104
Adjusted EBITDA	31,819	(11,857)	1,499	(89)	1,136	2,716	(3,459)	64	21,829

	For the nine-month period ended September 30, 2011 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Net income	18,528	(3,437)	1,617	(71)	545	1,029	(489)	(634)	17,088
Depreciation, depletion and amortization	4,414	1,088	643	18	164	688	239		7,255
Financial income (expenses), net							146		146
Equity in results of non-consolidated companies		48	(192)	(4)	(4)	(23)	(2)		(177)
Income taxes	9,554	(1,729)	732	(39)	284	132	(3,388)	(346)	5,200
Adjusted EBITDA	32,496	(4,030)	2,800	(96)	989	1,826	(3,494)	(980)	29,512

Reconciliation between Adjusted EBITDA and Net Income

(in millions of U.S. dollars)

					For the nine-month period ended September 30,
3Q-2012	2Q-2012	3Q12 X 2Q12 (%)	3Q-2011		2012	2011	2012 X 2011 (%)

2,778	(953)	(392)	3,226	Net income	7,158	17,088	(58)
2,847	2,708	5	2,612	Depreciation, depletion and amortization	8,241	7,255	14
(484)	(835)	(42)	(1,119)	Financial income	(1,995)	(3,306)	(40)
540	444	22	307	Financial expense	1,473	895	65
225	3,654	(94)	4,005	Monetary and exchange variation	3,803	2,557	49
(95)	217	(144)	243	Equity in results of non-consolidated companies	45	(177)	(125)
1,276	162	688	763	Income taxes	3,104	5,200	(40)
7,087	5,397	31	10,037	Adjusted EBITDA	21,829	29,512	(26)

Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with financial indicators of the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS.

21

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment

	For the nine-month period ended September 30, 2012 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Pension and healthcare plans							(794)		(794)
Unscheduled stoppages and pre-operating expenses	(434)	(76)	(70)			(23)	(11)		(614)
Allowance for marking inventory to market value	(9)	(202)		(8)		(336)	(1)		(556)
Institutional relations and cultural projects	(29)	(30)	(5)		(35)	(13)	(418)		(530)
Losses from legal and administrative proceedings	(62)	(207)	(28)		(25)	(82)	(116)		(520)
Expenses related to collective bargaining agreement	(173)	(100)	(15)		(23)	(6)	(114)		(431)
Corporate expenses on safety, environment and health	(20)	(75)	(3)			(30)	(88)		(216)
Thermoelectric power plants operating expenses			(83)						(83)
Impairment			(1)						(1)
Government grants	19	24	8			310	(1)		360
Expenditures/reimbursements from operations in E&P partnerships	82						1		83
Losses (gains) on disposal of non current assets	(9)	(35)	1		17	29	(3)
Other	(85)	(120)	112	(1)	53	52	(95)		(84)
	(720)	(821)	(84)	(9)	(13)	(99)	(1,640)		(3,386)

	For the nine-month period ended September 30, 2011 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Pension and healthcare plans							(716)		(716)
Unscheduled stoppages and pre-operating expenses	(360)	(36)	(46)			(154)	6		(590)
Allowance for marking inventory to market value	4	(92)		(15)		(292)	-		(395)
Institutional relations and cultural projects	(28)	(21)	(4)		(41)	(8)	(471)		(573)
Losses from legal and administrative proceedings	(49)	(28)	(5)		(34)	(16)	(109)		(241)
Expenses related to collective bargaining agreement	(132)	(62)	(14)			(11)	(145)		(364)
Corporate expenses on safety, environment and health	(36)	(57)	(4)			(47)	(132)		(276)
Thermoelectric power plants operating expenses			(112)						(112)
Impairment			(1)			(2)			(3)
Government grants	65	120	51						236
Expenditures/reimbursements from operations in E&P partnerships	(79)								(79)
Losses (gains) on disposal of non current assets	(28)	(9)	(29)			(56)	(37)		(159)
Gains from legal and arbitral proceedings	207						210		417
Others	(152)	(293)	(78)	(10)	34	34	(188)	43	(610)
	(588)	(478)	(242)	(25)	(41)	(552)	(1,582)	43	(3,465)

22

FINANCIAL HIGHLIGHTS

Consolidated Assets by Segment

	For the nine-month period ended September 30, 2012 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Total assets	143,056	87,037	27,184	1,148	7,809	19,100	39,780	(6,647)	318,467

Current assets	6,113	20,166	2,972	118	4,112	4,026	30,716	(6,268)	61,955
Non-current assets	136,943	66,871	24,212	1,030	3,697	15,074	9,064	(379)	256,512
Long-term receivables	4,676	4,260	1,614	16	682	2,194	5,533	(379)	18,596
Investments	68	2,868	1,132	759	16	990	151		5,984
Property, plant and equipment, net	94,596	59,591	21,092	255	2,600	10,351	2,910		191,395
Intangible assets	37,603	152	374		399	1,539	470		40,537

	Year ended December 31, 2011 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Total assets	141,113	84,330	27,645	1,289	7,885	19,427	45,326	(7,605)	319,410

Current assets	5,617	21,966	2,509	128	4,241	4,410	31,500	(7,269)	63,102
Non-current assets	135,496	62,364	25,136	1,161	3,644	15,017	13,826	(336)	256,308
Long-term receivables	4,140	4,217	1,626	17	663	2,913	10,207	(336)	23,447
Investments	12	3,362	1,152	859	45	999	101		6,530
Property, plant and equipment, net	90,539	54,629	21,968	285	2,510	9,512	3,022		182,465
Intangible assets	40,805	156	390		426	1,593	496		43,866

23

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	International U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income statement
(For the nine-month period ended September 30, 2012)
Sales revenues	4,020	6,977	456	3,850		(1,667)	13,636
Intersegments	2,845	1,651	28	6		(1,667)	2,863
Third parties	1,175	5,326	428	3,844			10,773

Net income (loss) before financial results and income taxes	2,125	(123)	103	55	(225)	14	1,949

Net income attributable to the shareholders of Petrobras	1,293	(117)	107	55	(325)	12	1,025

	International U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income statement
(For the nine-month period ended September 30, 2011)
Sales revenues	3,531	6,498	393	3,724		(1,654)	12,492
Intersegments	2,784	1,661	20	24		(1,663)	2,826
Third parties	747	4,837	373	3,700		9	9,666

Net income (loss) before financial results and income taxes	1,380	(59)	84	49	(321)	5	1,138

Net income attributable to the shareholders of Petrobras	1,228	(55)	86	48	(301)	6	1,012

Consolidated Assets for International Segment

	International U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on September 30, 2012	14,640	3,187	785	1,095	1,553	(2,160)	19,100

Total assets on December 31, 2011	14,585	3,393	929	1,007	1,819	(2,306)	19,427

24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.